B+H OCEAN CARRIERS LTD.
3rd Floor, Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX
Bermuda

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

October 25, 2006

To the Shareholders:

The Annual Meeting of Shareholders of B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”), will be held at the offices of the Company, 3rd floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda on October 25, 2006 at 9:00 a.m. local time, and at any adjournment thereof, to consider and act upon:

(1) The election of four Class B directors of the Company, each of whom is to hold office until the 2008 Annual Meeting of Shareholders and until the due election and qualification of his successor; and

(2) Such other business as may properly come before the meeting and any adjournment or adjournments thereof.

Only shareholders of record at the close of business on September 20, 2006 will be entitled to notice of, and to vote at, the meeting or any adjournment thereof. The presence in person or by proxy of shareholders entitled to cast a majority of the total number of votes which may be cast shall constitute a quorum for the transaction of business at the Annual Meeting.

If you cannot personally attend the meeting, it is requested that you promptly fill out, sign, and return the enclosed proxy.

By Order of the Board of Directors

DEBORAH L. PATERSON

Secretary

Dated: September 25, 2006

B+H OCEAN CARRIERS LTD.

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors of B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”), in connection with the Annual Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 3rd floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, Bermuda, on October 25, 2006 at 9:00 a.m., local time, and at any adjournments thereof.

Only shareholders of record as of the close of business on September 20, 2006 are entitled to notice of and to vote at the Meeting or any adjournments thereof. On such date, the Company had outstanding 6,965,745 shares of Common Stock, par value $.01 per share (the “Common Stock”). Each share of Common Stock is entitled to one vote. The presence in person or by proxy of shareholders entitled to cast a majority of the total number of votes which may be cast shall constitute a quorum for the transaction of business at the Meeting.

The shares represented by each properly signed and returned proxy will be voted in accordance with the instructions marked thereon or, if no instructions are marked, will be voted for the election as directors of the nominees proposed herein. Any shareholder giving a proxy may revoke it at any time before it is exercised. Such revocation may be effected by written notice addressed to the Secretary of the Company at its principal office at the above address (if received by her prior to the Meeting), by submission of another signed proxy bearing a later date, or by voting in person at the Meeting. The Company’s telephone number is (441) 295-6875.

The costs of soliciting proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited, personally or by telephone, telegraph or facsimile, by directors, officers and other employees of the Company, who will not be specifically compensated therefor. The Company will also request securities brokers, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of stock held of record and will reimburse them for their reasonable out-of-pocket expenses in forwarding soliciting material.

This Proxy Statement and the enclosed proxy are first being distributed to the shareholders of the Company on or about September 25, 2006.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934. Accordingly, this Proxy Statement and the solicitation of proxies hereunder are not subject to Section 14(a) of the said Act and Regulation 14A thereunder.

1

BENEFICIAL OWNERSHIP OF COMMON STOCK

BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information as of September 8, 2006, concerning the beneficial ownership of the Common Stock of the Company by (i) the only persons known by the Company's management to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers, and (iii) all executive officers and directors of the Company as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock (a)
Northampton Holdings Ltd.	2,011,926	28.88%
Michael S. Hudner (b)	3,502,183	48.87%
Fundamental Securities International Ltd.	1,289,567	18.51%
Devonport Holdings Ltd. (c)	1,289,567	18.51%
B+H Management Ltd. (d)	200,690	2.80%
Charles L. Brock	—	*
R. Anthony Dalzell (e)	84,640	1.22%
John M. LeFrere	—	*
Anthony J. Hardy	—	*
Per Ditlev-Simonsen	—	*
Trevor J. Williams (f)	3,502,183	48.87%
Gandara Advisors EU (g)	1,003,168	14.40%
Cyrus Capital Partners, L.P.(g)	589,108	8.46%
Nordic Alpha plc. (h)	416,870	5.98%
Orkla Finans ASA (h)	416,870	5.98%
HBK Investments L.P. (i)	402,400	5.78%
All executive officers and directors as a group (8 persons)	3,586,823	50.05%

 * Less than 1%

(a)
As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all shares of common stock shown as beneficially owned by them.

(b)
Comprised of shares shown in the table as held by Northampton Holdings Ltd. (“NHL”), Fundamental Securities International Ltd. (“Fundamental”) and B+H Management Ltd. (“BHM”). Mr. Hudner is a general partner in the partnership which is the ultimate parent of Fundamental and a general partner in the ultimate owner of the general partner of B+H/Equimar 95 Associates, L.P. (“95 Associates”), which is a 60.6% owner of NHL. Fundamental is a 30.3% shareholder of NHL. Mr. Hudner is a 45% shareholder, a director and President of BHM. Accordingly, Mr. Hudner may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and BHM.

(c)	Devonport Holdings Ltd. is a general partner of the partnership that is the ultimate parent of Fundamental and is also a general partner in the ultimate owner of the general partner of 95 Associates.

(d)	Comprised of shares to be issued by the Company upon exercise of options granted to BHM.

(e)	Includes 84,540 of shares held by an affiliated corporation of Mr. Dalzell.

(f)
Comprised of shares shown in the table for NHL plus the shares held by Fundamental. Mr. Williams is president and a director of Fundamental and the president and a director of 95 Associates. Mr. Williams is a 20% shareholder and a Vice President of BHM. Accordingly, Mr. Williams may be deemed to share voting and dispositive power as an indirect beneficial owner of the shares held by NHL, Fundamental and BHM.

(g)	Per Schedule 13F, as filed with the US Securities and Exchange Commission as of June 2006.

(h)
Per Schedule 13G, as filed with the US Securities and Exchange Commission as of January 31, 2006. Orkla Finans ASA shares are comprised of shares owned by Nordic Alpha plc. Orkla Finans ASA is the Investment Manager of Nordic Alpha plc. Accordingly, the Investment Manager may be deemed to be a beneficial owner of shares of common stock owned by Nordic Alpha plc.

(i)	Per Schedule 13G, as filed with the US Securities and Exchange Commission as of April 6, 2006.

ELECTION OF DIRECTORS

The Board of Directors recommends the election of the four nominees for Class B directors named below. All shares represented by each properly signed and returned proxy will be voted in accordance with the instructions marked by the shareholder executing it or, if no instructions are marked, will be voted for the election of the nominees below.

As provided in the Company’s Articles of Incorporation, the Board of Directors is divided into two classes, each of which serves for a two-year term. The Class B directors elected at the Meeting will hold office until the 2008 Annual Meeting of Shareholders and until their respective successors are elected and shall have been qualified. Directors of the Company are elected by a plurality of the votes cast at a meeting of shareholders. Therefore, a shareholder who fails to vote, or who withholds his or her vote from one or more nominees, will not affect the outcome of the election, provided that a quorum is present at the Meeting. A broker who is the record owner of Common Stock beneficially owned by a customer will have discretionary authority to vote such shares if the broker has not received voting instructions from the beneficial owner by the tenth day before the Meeting, provided that this Proxy Statement is transmitted to the beneficial owner at least 15 days before the Meeting.

Under the terms of the Company’s Articles of Incorporation, a vote cast at the Meeting for any person other than the nominees below (or any substitute nominee proposed by the Board of Directors) will not be valid. See “Other Matters.”

If for any reason any of the nominees below shall become unavailable for election, it is intended that all properly executed and returned proxies will be voted for a substitute nominee designated by the Board, but the Board has no reason to believe that this will occur. Information concerning the four Class A directors, whose current terms of office will continue until the 2007 Annual Meeting, is also set forth below.

Nominees for Class B Directors

Charles L. Brock, age 63, is a member of Brock Capital Group LLC, an advisory and investment firm. He was a partner in the law firm of Brock Partners which acted as United States counsel for the Company from 1995 to 1999.

R. Anthony Dalzell, age 61, has been affiliated since October 1995 with B&H Management Ltd. (“BHM”). He was appointed Treasurer and Chief Financial Officer of the Company in March 1997. Mr. Dalzell was Managing Director of Ugland Brothers Ltd., a U.K.-based shipowner and shipmanager from March 1982 until March 1988. From April 1988 until December 1992, he was Secretary and a Vice President of the Company. From June 1993 until October 1995, Mr. Dalzell was affiliated with B+H Bulk Carriers Ltd.

Per Ditlev-Simonsen, age 74, is Chairman of the Board of Eidsiva Rederi ASA, an Oslo Stock Exchange-listed shipping company with its main interests in bulk, car and ro-ro carriers. Mr. Ditlev-Simonsen has more than 35 years experience in international shipping and offshore drilling. In the years 1991-1996, he was Chairman of the Board of Christiania Bank og Kreditkasse, Norway’s second largest commercial bank and one of the world’s largest shipping banks. Mr. Ditlev-Simonsen, the Mayor of Oslo, has served as a member of the Norwegian Parliament and the Oslo City Council, and as Chairman of the Conservative Party in Oslo. He was also Minister of Defense in the Norwegian Government from October 1989 to November 1990.

O. Michael Lewis, age 56, was the Senior Partner of London law firm Peachey & Co. from 1997 to 2005 having been a partner since 1979. Mr. Lewis specialized in advising international shipping groups. Mr. Lewis is a trustee of the Boris Karloff Charitable Foundation.

Class A Directors Continuing in Office

Michael S. Hudner, age 59, has been President and Chief Executive Officer and a director of the Company since 1988 and Chairman of the Board of the Company since October 1993. He is also President and a director of BHM. Since 1978, Mr. Hudner in his capacity as a partner in B+H Company (“BHC”) and its predecessor, was primarily responsible for the acquisition and financing of over 100 bulk carriers, product tankers and crude oil tankers for BHC and its affiliates and joint ventures (including all of the vessels owned by the Company). Mr. Hudner is a member of the New York Bar, and is a member of the Council of the American Bureau of Shipping.

Trevor J. Williams, age 64, has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985. He has been a director and a Vice President of the Company since 1988 and BHM since 1987.

John M. LeFrere, age 61, has been a private investor in and financial consultant to several major corporations since March 1996. From February 1993 to March 1996, he was a Managing Director of Bankers Trust Company of New York in charge of Research for the Equity Capital Markets Division. Mr. LeFrere is President of J.V. Equities Corp. an investment banking firm and partner in several research and investment banking firms.

Anthony J. Hardy, age 67, has been Chairman since 1986 of A.J. Hardy Limited of Hong Kong, a consulting firm to the shipping industry and from 1997-2005 was Chairman of Heath Lambert Brothers Ltd. of Hong Kong, worldwide insurance brokers and risk consultants. He was Chairman (1972-1986) and Managing Director (1965-1981) of the Wallem Group of Companies, a major international shipping group headquartered in Hong Kong. He was Chairman of the Hong Kong Shipowners Association from 1970 to 1973. Mr. Hardy has devoted 45 years to many aspects of the shipping industry, such as shipbroking, ship management, offshore oil rigs, and marine insurance.

Audit Committee

The By-Laws of the Company provide for an Audit Committee of the Board of Directors consisting of two or more directors of the Company designated by a majority vote of the entire Board. The Audit Committee consists of directors who are not officers of the Company and who are not and have not been employed by BHM or by any person or entity under the control of, controlled by, or under common control with, BHM. The Audit Committee is currently comprised of Messrs. Brock (Chairman), Ditlev-Simonsen and Lewis and is currently charged under the By-Laws with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto: (a) the preparation of the Company’s annual financial statements in collaboration with the Company’s independent certified accountants; (b) the performance by the Manager of its obligations under the Management Services Agreement with the Company; and (c) all agreements between the Company and the Manager, any officer of the Company, or affiliates of the Manager or any such officer. The Audit Committee, like most independent Board committees of public companies, does not have the explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company’s senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review.

Miscellaneous

No family relationships exist between any of the executive officers and directors of the Company. The Board of Directors has no standing Nominating, Compensation or Stock Option Committees.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The shipowning activities of the Company are managed by B+H Management Ltd. (“BHM”) under a Management Services Agreement (the “Management Agreement") dated June 27, 1988 and amended on October 10, 1995, subject to the oversight and direction of the Company's Board of Directors.

The shipowning activities of the Company entail three separate functions, all under the overall control and responsibility of BHM: (1) the shipowning function, which is that of an investment manager and includes the purchase and sale of vessels and other shipping interests; (2) the marketing and operations function which involves the deployment and operation of the vessels; and (3) the vessel technical management function, which encompasses the day-to-day physical maintenance, operation and crewing of the vessels.

The Management Agreement may be terminated by the Company in the following circumstances: (i) certain events involving the bankruptcy or insolvency of BHM; (ii) an act of fraud, embezzlement or other serious criminal activity by Michael S. Hudner, Chief Executive Officer, President, Chairman of the Board and significant shareholder of the Company, with respect to the Company; (iii) gross negligence or willful misconduct by BHM; or (iv) a change in control of BHM.

BHM employs Navinvest Marine Services (USA) Inc. ("NMS"), a Connecticut corporation, under an agency agreement, to assist with the performance of certain of its financial reporting and administrative duties under the Management Agreement. Mr. Hudner is the sole shareholder of NMS. The Company paid BHM a monthly rate of $6,034 per vessel for general, administrative and accounting services, which may be adjusted annually for any increases in the Consumer Price Index. During the year ended December 31, 2005, the Company paid BHM fees of approximately $797,000 for these services.

BHM is technical manager of the Company’s wholly-owned vessels under technical management agreements. BHM employs B&H Equimar Singapore (PTE) Ltd., (“BHES”), to assist with certain duties under the technical management agreements. BHES is a wholly-owned subsidiary of BHM. The Company paid BHM a monthly rate of $12,388 per MR product tanker and $15,000 per Panamax product tanker or OBO for technical management services, which may be adjusted annually for any increases in the Consumer Price Index. Vessel technical managers coordinate all technical aspects of day to day vessel operations including physical maintenance, provisioning and crewing of the vessels. During the year ended December 31, 2005, the Company paid BHM fees of approximately $2,040,000 for these services.

The Company engaged BHM to provide commercial management services at a monthly rate of $9,825 per vessel, which may be adjusted annually for any increases in the Consumer Price Index. BHM obtains support services from Protrans (Singapore) Pte. Ltd., which is owned by BHM. Commercial managers provide marketing and operations services. During the year ended December 31, 2005, the Company paid BHM fees of approximately $1,238,000 for these services.

The Company engaged Centennial Maritime Services Corp. (“Centennial”), a company affiliated with the Company through common ownership, to provide manning services at a monthly rate of $1,995 per vessel and agency services at variable rates, based on the number of crew members placed on board. During the year ended December 31, 2005, the Company paid Centennial manning fees of approximately $370,000.

BHM received brokerage commissions of $85,000 in connection with the sale of the M/T COMMUTER in August 2005. The Company also paid BHM standard industry chartering commissions of $333,000 in 2005 in respect of certain time charters in effect during those periods. Clearwater Chartering Corporation, a company affiliated through common ownership, was paid $1,194,000 in 2005 for standard industry chartering commissions.

During 2005, the Company paid fees of $60,000 to J.V. Equities, Inc. for consulting services rendered. J.V. Equities is controlled by John LeFrere, a director of the Company.  During 2005, the Company paid fees of $49,334 to Dean Investments for consulting services rendered. Dean Investments is controlled by R. Anthony Dalzell, the Chief Financial Officer, Vice President and a director of the Company.

During 1998, the Company’s Board of Directors approved an agreement with BHM whereby up to 110,022 shares of common stock of the Company will be issued to BHM for distribution to individual members of management, contingent upon certain performance criteria. The Company will issue the shares of common stock to BHM at such time as the specific requirements of the agreement are met. A total of 62,246 shares have been issued from treasury stock being held for this purpose. Compensation cost of $102,000 based on the market price of the shares at the date of issue was included as management fees to related parties in the Consolidated Statement of Operations as of December 31, 2005.

Effective December 31, 2000, the Company granted 600,000 stock options, with a value of $78,000 to BHM as payment for services in connection with the acquisition of the Notes. The exercise price is the fair market value at the date of grant and the options are exercisable over a ten-year period.

Information regarding these stock options is as follows:

	Shares	Option Price
Outstanding at January 1, 2005	293,000	$1.00
Granted	-	-
Exercised	92,310	$1.00
Outstanding at August 31, 2005	200,690	$1.00

As a result of BHM's possible future management of other shipowning companies and BHM's possible future involvement for its own account in other shipping ventures, BHM may be subject to conflicts of interest in connection with its management of the Company. To avoid any potential conflict of interest, the management agreement between BHM and the Company provides that BHM must provide the Company with full disclosure of any disposition of handysize bulk carriers by BHM or any of its affiliates on behalf of persons other than the Company.

For the policy period ending February 20, 2006, the Company placed 100% of its Hull and Machinery (“H&M”) insurance in excess of claims of $125,000 each incident with NAL, up to a maximum of an average of $64,750 each incident on one vessel, up to an average of $42,500 each incident on six vessels and up to an average of $61,250 each incident on one vessel. In addition, the Company placed  (a) 75% of its H&M insurance in excess of between $125,000 and  $220,000 each incident  and (b) 100% of its Loss of Hire insurance in excess of 14 or 21 days deductible with NAL, which risks NAL fully reinsured with third party carriers.

For the period ending December 31, 2005 vessel operating expenses on the Consolidated Statements of Operations include approximately $780,000 of insurance premiums paid to NAL (of which $637,000 was ceded to reinsurers) and approximately $123,000 of brokerage commissions paid to NAL. The Company had accounts payable to NAL at December 31, 2005 of $340,000. NAL paid consulting fees of $174,000 during the year ending December 31, 2005 to R. Anthony Dalzell and a company controlled by Mr. Dalzell.

The Company believes that the terms of all transactions between the Company and the existing officers, directors, shareholders and any of their affiliates described above are no less favorable to the Company than terms that could have been obtained from third parties.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of its or their property is the subject, other than ordinary routine litigation incidental to the Company’s business.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP was appointed as the Company’s Independent Registered Public Accounting Firm in January 2006. A representative of Ernst & Young LLP is not expected to be present at the Meeting.

EXEMPTIONS FOR A CONTROLLED COMPANY ELECTION

The American Stock Exchange has established specific exemptions from its listing standards for controlled companies, i.e., companies of which more than 50% of the voting power is held by an individual, a group or another entity. The Company is a “controlled company” by virtue of the fact that Michael S. Hudner, Trevor Williams and Anthony Dalzell, each an officer and a director of the Company, jointly control a majority interest in the stock of the Company. Messrs. Hudner and Williams, together with certain other entities, have filed a Schedule 13D with the Securities and Exchange Commission (“SEC”) affirming that as members of a group they share voting power of over 48% of the Company’s outstanding voting stock. Mr. Dalzell and an affiliated entity have agreed to cause their beneficially owned shares to be voted with Messrs. Hudner and Williams. Please see “BENEFICIAL OWNERSHIP OF COMMON STOCK BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT.”

The Company has elected to rely upon certain of the exemptions provided in the American Stock Exchange rules. Specifically, the Company will rely on exceptions to the requirements that listed companies (i) have a majority of independent directors, (ii) select, or recommend for the Board’s selection, director nominees by a majority of independent directors or a nominating committee comprised solely of independent directors, and (iii) determine officer compensation by a majority of independent directors or a compensation committee comprised solely of independent directors. Notwithstanding the above, the Company’s current practices include (i) selecting director nominees by the full Board of Directors, and (ii) determining officer compensation by a majority of independent directors.

OTHER MATTERS

The Company is unaware of any matters, other than those identified above, which will be brought before the Meeting for action. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment in such matters.

In accordance with the Company’s Articles of Incorporation, no individual shall be elected a director (other than the existing officers and directors of the Company and persons elected by the directors then in office to fill a vacancy) unless the name of such person, together with a written consent to serve if elected and such written information as may at the time be required by or pursuant to the Company’s By-Laws, shall have been filed with the Secretary of the Company at its executive offices in Hamilton, Bermuda, no later than the adjournment of the Annual Meeting of Shareholders for the year immediately preceding the Annual Meeting at which such person intends to be a candidate for director, or 12 months prior to the day on which the Meeting is to be held, if the person intends to be a candidate for director at a Special Meeting of Shareholders. There is no Special Meeting of Shareholders scheduled at this time.

Pursuant to the Company’s By-Laws, the Board of Directors has resolved that the following written information, given under oath, must be submitted by persons seeking election as director in accordance with the above-mentioned procedure: (1) any information relating to the candidate and his affiliates which would be required to be disclosed in a proxy solicitation for the election of directors of the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, including, but not limited to, the information required by Items 103, 401, 403 and 404 of Regulation S-K of the Securities and Exchange Commission; (2) description of the candidate’s experience in the shipping industry and other qualifications of the candidate which in his view would make him a suitable director of the Company; and (3) a description of the candidate’s reasons for seeking election to the Company’s Board of Directors, which description must include any plans or proposals which the candidate may have which relate to or would result in any of the actions described in Item 4 of Schedule 13D under the Securities Exchange Act of 1934. Such information shall include an undertaking to submit to the Secretary of the Company a statement amending any of the foregoing information promptly after any material change occurs in such information as previously submitted.

IT IS IMPORTANT THAT YOUR PROXY BE EXECUTED AND RETURNED PROMPTLY, NO MATTER HOW SMALL OR LARGE YOUR HOLDING MAY BE!

Dated: September 25, 2006

(This page was left blank intentionally.)

(This page was left blank intentionally.)